SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒ Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐ No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐ No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐ No:   ☒

Oscar Thompson
CEO and Head of Investor Relations
oscar@telepart.com.br
Phone: 55 61 3429-5600

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
REPORTS FIRST QUARTER 2006 RESULTS

- EBITDA margin at 22% of net service revenues for the 1Q06
- Maintenance of post-paid churn rates at low levels for 3 consecutive quarters

Brasília, May 26, 2006 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common) / TNCP4 (Preferred); NYSE: TCN), the holding Company of the providers of wireless telecommunications services in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, today announced its first quarter 2006 results. The Company registered net additions of 10,074 for the quarter, increasing the client base to 1,233,115. For the quarter, EBITDA reached R$18.9 million, representing 21.8% of net service revenues.

Operating Highlights:

Net additions of 10,074 customers in 1Q06

The Company’s customer base reached 1,233,115 during the first quarter of 2006, representing a slight increase over the previous quarter. Net additions amounted to 10,074 for the quarter.

For the first quarter of 2006, prepaid net additions were 15,337, bringing the total prepaid base to 981,223 or 80% of the total base. The postpaid base decreased by 5,263 customers, ending the quarter with 251,892 customers or 20% of the total base.

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Churn rates

Blended annualized churn rate decreased during the quarter reaching 42% due to lower churn rates in the prepaid segment. The postpaid annualized churn rate for 1Q06 reached 25% in line with the last two quarters. The prepaid annualized churn rate decreased to 46% when compared to the 53% registered in the previous quarter, representing an improvement on two consecutive quarters.

Operating revenues

Net service revenues totaled R$86.7 million for the 1Q06, a decrease of R$8.2 million or 9% when compared to the previous quarter. Such decrease is related to a 4% decrease in total traffic associated with seasonality and to increased promotional minutes offered in the quarter.

Net equipment revenues for the quarter totaled R$11.2 million, an increase of 7.3% when compared to 4Q05 due to lower handset subsidies during the quarter.

As a result, total net revenues were R$97.9 million for the quarter, 7.1% lower when compared to the previous quarter.

Data revenues represented 6.9% of net services revenues for the quarter. It should be noted that the criteria for presenting the data service revenues have been adjusted in order to become more comparable with the indicators presented by our peers. As a result, we have included the VAS (value-added service) revenues to the criteria. For comparison purposes, such indicator would have been 6.3% in the last quarter of 2005 as opposed to the 4.9% that was disclosed in the previous earnings release.

For the first quarter of the year, handset subsidies for client acquisitions were R$1.9 million or R$14.1 per gross addition, lower than the R$2.3 million or R$15.0 registered in the previous quarter.

Operating costs and expenses

Cost of services for the first quarter of 2006 totaled R$25.3 million, 17.1% below the R$30.5 million reported in the 4Q05. This decrease is mainly related to lower interconnection costs associated with reduced outgoing traffic and to lower network maintenance expenses.

Selling and marketing expenses for the quarter totaled R$28.3 million, up 14.2% quarter-over-quarter. This increase is primarily due to the higher marketing and advertising expenses

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related to the launch of “Me Liga” (“Call Me”) promotion and to increased retention efforts during the quarter. Selling and marketing expenses as a percentage of net service revenues were 33% in the 1Q06.

Customer acquisition cost for the first quarter of 2006 increased to R$149 from R$114 reported in the 4Q05. This can be attributed to higher advertising and promotional expenses during the first quarter of 2006.

Retention costs as a percentage of net service revenues reached 18.2% for the quarter, 4.8 p.p. higher than the 13.4% registered in the previous quarter.

As anticipated in the previous earnings release G&A expenses remained within the range of 9% to 11% of net services revenues for the 1Q06, representing 10.5% of net service revenues or R$9.1 million.

Bad debt as a percentage of net service revenues has increased to 3.6% when compared to 2.5% reported in the previous quarter. When calculated against total net revenues, bad debt reached 3.2% during the 1Q06 compared to 2.2% reported in the 4Q05. This increase is related to the credit profile of clients acquired during Christmas campaigns.

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) for the 1Q06 totaled 205, representing a 2% decrease when compared to the 209 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) reached R$74.7 for the quarter, representing a decrease of R$2.5 or 3% when compared to the R$77.3 registered in the 4Q05. The decrease in traffic usage and, consequently, in ARPUs, is primarily associated with seasonality.

For the first quarter of the year, prepaid MOU reached 28, representing a 7% decrease when compared to 30 reported in the previous quarter. Prepaid ARPU decreased to R$8.7 in the 1Q06 from R$9.7 reported in the previous quarter, as a result of lower minutes associated with seasonality and of increased promotional minutes offered during the quarter.

As a result, blended ARPU for the 1Q06 decreased R$2.1 or 9% reaching R$22.3, compared to R$24.5 registered in the last quarter of 2005.

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Market share estimated at 24%

Market share was estimated at 24% compared to 26% registered in the previous quarter. Gross sales share for the 1Q06 was estimated at 26.0%, representing a decrease of 1.7 p.p. when compared to the previous quarter.

EBITDA margin of 21.8% of net service revenues

EBITDA and EBITDA margin (excluding handsets revenues) for the first quarter of 2006 reached R$18.9 million and 21.8%, respectively, compared to R$35.4 million and 37.3% registered in the previous quarter.

Depreciation and amortization

For the 1Q06, depreciation and amortization totaled R$27.9 million, representing a decrease of 2.8% when compared to 4Q05.

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Net financial expense of R$7.9 million

	R$ millions
	4Q05	1Q06
Interest Expense (a)	(6.2)	(29.8)
Interest Income (b)	4.9	3.9
Foreign Exchange Gain (Loss) (c)	(13.3)	18.0

Net Financial Income (Expense)	(14.6)	(7.9)
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION (NET OF TAXES*)

	R$ millions
	4Q05	1Q06
Expense related to debt denominated in foreign currency	(18.7)	13.0

Gain (loss) on hedging operations	2.2	(23.5)

Sub-total	(16.5)	(10.5)

Expense related to debt denominated in Reais	(0.1)	(0.0)

Financial expense (debt related)	(16.6)	(10.5)

Net financial expense (not related to debt)**	(0.9)	(0.2)

Sub-total	(17.5)	(10.7)

Interest income – cash investing activities	2.9	2.8

Net Financial Income (Expense)	(14.6)	(7.9)
* Net of PIS/COFINS on interest income.
** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Net loss of R$8.1 million for the quarter

The net result for the 1Q06 was negative in R$8.1 million, or R$1.202 per ADS (R$0.024 per thousand shares).

Total debt of R$225.0 million

Total debt was R$225.0 million, 100.0% of which was denominated in US Dollars. From total debt denominated in US Dollars, 80.4% was hedged.

Net debt of R$246.4 million

As of March 31, 2006, the Company’s indebtedness was partially offset by cash and cash equivalents (R$48.4 million) but was impacted by accounts payable from hedging operations (R$69.8 million), resulting in net debt of R$246.4 million.

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Investments totaled R$8.4 million

During the first quarter of 2006, Tele Norte Celular’s capital expenditures were R$8.4 million. The breakdown of such investments was as follows:

CAPEX BREAKDOWN

CAPEX (R$ millions)	1Q05	2Q05	3Q05	4Q05	1Q06
Network	2.0	17.2	5.8	33.0	7.5
IS/IT	0.4	0.2	1.0	4.3	0.8
Others	0.9	(0.1)	0.2	0.4	0.1
T O T A L	3.3	17.3	7.0	37.7	8.4

Debt payment schedule

Year	R$ millions	% denominated in foreign currency
2006	48.7	100.0%
2007	51.3	100.0%
2008	13.5	100.0%
2009	100.4	100.0%
2010	11.1	100.0%

Free cash flow

Free cash flow for the quarter reached R$12.7 million, compared to the R$10.0 million reported in the previous quarter. This increase is primarily related to lower capital expenditures.

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Financial ratios

Ratios	1Q05	2Q05	3Q05	4Q05	1Q06
Net Debt/EBITDA (1) =	2.53	2.69	2.37	1.78	2.20
Net Debt/Total Assets =	34%	33%	32%	31%	36%
Interest Coverage Ratio (1) =	4.5	4.4	4.7	6.1	4.9
Current Liquidity Ratio =	0.8	1.1	1.0	0.8	0.6
(1) Last twelve months.

*******************

For additional information please contact:

Tele Norte Celular Participações S.A
Investor Relations Department
Oscar Thompson / Renata Pantoja / Fernanda Ribeiro
Phones: (55 61) 3429-5600 / 5616 / 5617
Fax: (55 61) 3429-5626
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

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OPERATIONAL DATA

	2005					2006	Var. % (1Q06/4Q05)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	1st Quarter

Licensed Pops (in millions)	16.7	16.7	16.7	16.7	16.7	16.7	0.0%

Clients	1,278,586	1,244,071	1,207,103	1,223,041	1,223,041	1,233,115	0.8%
Postpaid	302,603	285,909	270,832	257,155	257,155	251,892	-2.0%
Prepaid	975,983	958,162	936,271	965,886	965,886	981,223	1.6%

MOU Incoming
Postpaid	66	85	85	92	81	90	-1.9%
Prepaid	23	23	21	22	22	20	-6.1%
MOU Outgoing
Postpaid	110	111	110	117	112	114	-1.9%
Prepaid	7	7	8	8	8	8	-7.0%

Total Outgoing Traffic (Million of Minutes)	123.4	118.7	113.2	114.6	470.0	109.0	-18.3%
Total Incoming Traffic (Million of Minutes)	127.7	140.9	130.3	133.5	532.5	128.2	-4.0%

Average Revenue per User - ARPU (R$)	24.0	24.4	23.5	24.5	24.1	22.3	-8.6%
Postpaid	67.3	73.1	72.9	77.3	72.4	74.7	-3.3%
Prepaid	10.0	9.6	9.0	9.7	9.6	8.7	-10.2%

Service Revenues (R$ millions)
Monthly Fee	21,849	21,510	20,789	19,837	83,985	18,921	-4.6%
Outgoing Traffic	37,003	39,235	41,589	39,115	156,941	35,482	-9.3%
Incoming Traffic	31,754	34,001	29,984	28,947	124,685	27,689	-4.3%
Other	5,871	5,605	5,922	6,999	24,397	4,572	-34.7%

TOTAL	96,477	100,350	98,284	94,897	390,008	86,664	-8.7%

Data Revenues (% of net serv. revenues)	4.2%	4.1%	4.3%	4.9%	4.4%	6.9%	2.0 p.p

Cost of Services (R$ millions)
Leased lines	9,019	11,196	6,537	9,130	35,881	8,897	-2.6%
Interconnection	4,380	3,654	3,300	5,378	16,712	2,830	-47.4%
Rent and network maintenance	6,105	5,848	6,129	6,840	24,922	6,102	-10.8%
FISTEL and other taxes	5,684	3,958	4,109	5,522	19,274	5,434	-1.6%
Other	3,849	3,634	3,637	3,669	14,789	2,069	-43.6%

TOTAL	29,037	28,289	23,712	30,540	111,578	25,332	-17.1%

Churn - Annualized Rate	46.5%	49.5%	49.6%	46.7%	48.1%	41.7%	-5.0 p.p.
Postpaid	41.2%	37.6%	25.2%	25.4%	32.8%	25.0%	-4.0 p.p
Prepaid	48.2%	53.2%	56.8%	52.7%	52.8%	46.1%	-6.7 p.p.

Cost of Acquisition (R$)	152	188	186	114	158	149	30.8%
Retention Costs (% of net serv. revenues)	11.8%	14.1%	14.1%	13.4%	13.5%	18.2%	4.8 p.p
CAPEX (R$ millions)	3.3	17.3	7.0	37.7	65.2	8.4	-77.6%

Number of locations served	210	210	210	210	210	211	0.5%
Number of cell sites	720	723	723	723	723	723	0.0%
Number of switches	12	12	12	13	13	13	0.0%

Headcount	854	882	864	891	891	886	-0.6%
Market Share	33%	29%	27%	26%	26%	24%	-2.0 p.p.

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INCOME STATEMENT (BR GAAP)

(in R$ 000)

	2005					2006	Var. % (1Q06/4Q05)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	1st Quarter

Service Revenues - GROSS	137,127	140,635	136,657	131,476	545,895	124,515	-5.3%
Equipment Revenues - GROSS	15,634	15,670	13,353	14,809	59,466	16,144	9.0%

Total Revenues - GROSS	152,761	156,305	150,010	146,285	605,361	140,659	-3.8%
Taxes	(45,592)	(44,695)	(42,127)	(40,922)	(173,336)	(42,768)	4.5%

Service Revenues - NET	96,477	100,350	98,284	94,897	390,008	86,664	-8.7%
Equipment Revenues - NET	10,692	11,260	9,599	10,466	42,017	11,227	7.3%

Total Revenues - NET	107,169	111,610	107,883	105,363	432,025	97,891	-7.1%

Cost of Services	29,037	28,289	23,712	30,540	111,578	25,332	-17.1%
Cost of Equipment	13,982	15,085	14,217	12,801	56,085	13,163	2.8%
Selling & Marketing Expenses	26,960	24,524	23,948	24,744	100,176	28,259	14.2%
Bad Debt Expense	4,735	3,784	2,434	2,360	13,313	3,127	32.5%
General & Administrative Expenses	969	15,867	9,916	(526)	26,226	9,112	-1832.3%

EBITDA	31,486	24,061	33,656	35,444	124,647	18,898	-46.7%
%	32.6%	24.0%	34.2%	37.3%	32.0%	21.8%	-15.5 p.p.

Depreciation & Amortization	27,013	28,416	28,574	28,735	112,738	27,930	-2.8%
Interest Expense (1)	11,775	35,967	27,075	6,238	81,055	29,786	377.5%
Interest Income	(4,292)	(4,072)	(4,521)	(4,941)	(17,826)	(3,922)	-20.6%
Foreign Exchange Loss	1,062	(36,138)	(15,171)	13,339	(36,908)	(17,978)	-234.8%
Others	1,173	1,374	1,453	(3,158)	842	91	-102.9%
Income Taxes	(2,688)	(1,326)	(2,996)	35,548	28,538	(6,589)	-118.5%
Minority Interests	(563)	19	(46)	(835)	(1,425)	(2,367)	183.5%

Net Income	(1,994)	(179)	(712)	(39,482)	(42,367)	(8,053)	-79.6%

Number of shares (thousand)	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	0.0%
Earnings per thousands shares (R$)	(0.006)	(0.001)	(0.002)	(0.118)	(0.126)	(0.024)	-79.6%
Earnings per ADS (R$)	(0.298)	(0.027)	(0.106)	(5.891)	(6.322)	(1.202)	-79.6%

(1) Interest paid: 1Q05 R$ 6,899 thousand; 2Q05 - R$ 3,702 thousand; 3Q05 - R$ 6,223 thousand; 4Q05 - R$ 3.777 thousand; and, 1Q06 - R$ 6,096 thousand.

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BALANCE SHEET (BR GAAP)

(in R$ 000)

	1Q06	4Q05		1Q06	4Q05

Current Assets			Current Liabilities
Cash & cash equivalents	48,407	65,652	Loans & Financing	86,437	58,334
Accounts Receivable	90,668	88,761	Loan Interest	6,254	7,651
Taxes Receivable	20,560	22,831	Suppliers	119,817	117,103
Other Assets	30,880	21,409	Taxes Payable	6,301	7,236

	190,515	198,653	Dividends	3,989	3,991
			Other Current Liabilities	70,454	48,170

				293,252	242,485
Long-term Assets	100,095	91,466
			Loans & Financing	138,573	190,004
Deferred Assets	-	-
			Other Long-term Liabilities	37,123	42,634
Plant & Equipment
Cost	963,963	955,917	Minority Interest	53,439	55,806
Accum Depreciation	(562,350)	(535,960)

	401,613	419,957	Shareholders' Equity	169,836	179,147

	692,223	710,076		692,223	710,076

DEBT POSITION (BR GAAP)

(in R$ 000)

Debt	1Q06

US$

Short term	86,437
Long Term	138,573

Total	225,010

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CASH FLOW (BR GAAP)

		(in R$ 000)

	1Q06	YTD - 2006

Operating Activities:

Loss	(8,053)	(8,053)
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
Depreciation and amortization	27,930	27,930
Monetary variation and foreign exchange loss (principal)	(17,680)	(17,680)
Unrealized income on hedging operations	23,239	23,239
Deferred income taxes and social charges	(10,330)	(10,330)
Minority interest	(2,367)	(2,367)
Other	456	456
Changes in operating assets and liabilities	(16,373)	(16,373)

Net cash provided by (used in) operating activities	(3,178)	(3,178)

Investing Activities:

Proceeds from sale of property, plant and equipment	25	25
Investment Acquisitions	-	-
Capital expenditures	(8,442)	(8,442)

Net cash used in investing activities	(8,417)	(8,417)

Financing Activities:

New loans	-	-
Amortization of loans	(5,648)	(5,648)
Payment of dividends and interest on capital	(2)	(2)

Net cash from (used in) financing activities	(5,650)	(5,650)

Net increase (decrease) in cash and cash equivalents	(17,245)	(17,245)

Cash and cash equivalents, beginning of the period	65,652	65,652

Cash and cash equivalents, end of the period	48,407	48,407

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GLOSSARY OF KEY INDICATORS

I) Average Customers
a) Average customers – monthly
Sum of customers at the beginning and the end of the month
2
b) Average customers – quarterly and year to date
Sum of the average customers for each month of the period
Number of months in the period
II) Churn Rate (Annualized)
a) Churn % quarterly
Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
3
b) Churn % - year to date
YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
Number of months in the period
III) MOU – Minutes of Use (Monthly)
Number of total billable minutes for the period / Average customers for the period
Number of months in the periods
IV) ARPU – Average Revenue per User
Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period
V) Customer Acquisition Cost
(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period
VI) Free Cash Flow
Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)
* Considers interest paid.
VII) Working Capital Variation
Working Capital Variation = ( Δ Current Assets – Δ Cash & Cash Equivalents ) –
(Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)
VIII) Interest Coverage Ratio
Interest Coverage Ratio = EBITDA / Interest Paid
IX) Current Liquidity Ratio
Current Liquidity Ratio = Current Assets / Current Liabilities
X) EBITDA
EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations